Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NervGen Pharma Corp. (“NervGen” or the “Company”)

112-970 Burrard Street

Unit 1290

Vancouver, BC V6Z 2R4

Item 2.	Date of Material Changes

January 8, 2026

Item 3.	News Releases

A news release announcing the material change was disseminated on January 8, 2026 through GlobeNewswire distribution network, and a copy was filed on NervGen’s SEDAR+ profile at www.sedarplus.ca.

Item 4.	Summary of Material Changes

On January 8, 2026, the Company announced the Company's common shares have been approved for listing on Nasdaq.

Item 5.	Full Description of Material Changes

On January 8, 2026, the Company announced the Company's common shares have been approved for listing on Nasdaq. NervGen’s common shares began trading on Nasdaq as of January 8, 2026, under the symbol “NGEN.”

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

William Adams, Chief Financial Officer

112-970 Burrard Street

Unit 1290

Vancouver, BC V6Z 2R4

Item 9.	Date of Report

January 8, 2026.